August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (402) 346-3375

Berkshire Hathaway, Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131
Attn: Marc Hamburg, Chief Financial Officer

> **Re:** **Berkshire Hathaway, Inc.**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 1-14905**

Dear Mr. Hamburg:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comment. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with the comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Board of Directors' Meetings, Committees, Directors' Compensation and Nominations,
page 3</u>

1. We note that the nominating committee does not have a formal policy by which
    shareholders may recommend director candidates. Please state why it has no such
    policy, as required by Item 407(c)(2)(iii).

Please respond to our comment by September 21, 2007, or tell us by that time
when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comment, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comment.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel